BAYVIEW MORTGAGE CAPITAL, INC.
4425 Ponce de Leon Blvd., 5th Floor
Coral Gables, FL 33146

September 10, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Bayview Mortgage Capital, Inc. — Registration Statement on Form S-11, Registration No. 333-160823

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bayview Mortgage Capital, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-160823), together with all exhibits thereto, initially filed on July 27, 2009, as subsequently amended on September 3, 2009 and October 30, 2009 (collectively, the “Registration Statement”).

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Company hereby confirms that it has not sold any securities pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Brian E. Bomstein, General Counsel at the above-mentioned address, facsimile number (305) 448-8130, with a copy to Phillip J. Kardis, II, K&L Gates LLP, 1601 K Street, NW, Washington, DC 20006, facsimile number (202) 778-9001.

If you have any questions with respect to this matter, please contact Phillip J. Kardis, II of K&L Gates LLP at (202) 778-9401.

Sincerely,

Bayview Mortgage Capital, Inc.
/s/ Brian E. Bomstein Name: Brian E. Bomstein Title: General Counsel